9:58

D

[redacted]

Wed, Apr 23 at 7:48 PM


knowing what to do
before work starts

Why Sig2? Reduce work delays.
sig2.com

Hi [redacted] We launched the new site in preparation of raising the next round of capital next month.

Sat, Jun 14 at 5:44 PM


Sig2 Smart Reminders
for work on properties and job sites

Invest in Sig2 Labs: Perfect timing —no more delays for work on properties and job sites.
wefunder.com

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